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EXHIBIT 12.1

UNIVISION COMMUNICATIONS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
FIVE YEARS ENDED DECEMBER 31, 2002
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
(Amounts in thousands, except ratios)

	FISCAL YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	1998	1999	2000	2001	2002	2002	2003
Income before taxes and equity losses	$51,039	$175,578	$229,832	$160,171	$162,309	$99,497	$168,687
Fixed charges	40,945	32,884	36,902	64,171	101,250	76,625	64,665

Total earnings	$91,984	$208,462	$266,734	$224,342	$263,559	$176,122	$233,352
Fixed charges:
Interest expense	$35,830	$27,459	$30,097	$53,463	$87,233	$66,043	$55,059
Estimate of interest within rent expense	3,438	3,984	5,444	8,220	10,171	7,699	6,753
Amortization of debt expenses	1,677	1,441	1,361	2,488	3,846	2,883	2,853

Total fixed charges	$40,945	$32,884	$36,902	$64,171	$101,250	$76,625	$64,665
Preference dividends	$606	$540	$518	$70	$25	$25	—
Ratio of income before taxes to net income	2.38	2.10	1.92	2.15	1.71	1.79	—

Preference dividends on pre-tax basis	$1,445	$1,132	$997	$150	$43	$45	—

Combined fixed charges and preference dividends	$42,390	$34,016	$37,899	$64,321	$101,293	$76,670	$64,665
Ratio of Earnings to Fixed Charges	2.2	6.3	7.2	3.5	2.6	2.3	3.6
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.2	6.1	7.0	3.5	2.6	2.3	3.6

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UNIVISION COMMUNICATIONS INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS FIVE YEARS ENDED DECEMBER 31, 2002 AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (Amounts in thousands, except ratios)